

MYERS INDUSTRIES, INC.

News Release

NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES AGREES TO ACQUIRE MICHIGAN RUBBER PRODUCTS AND WEK INDUSTRIES

Leading Suppliers of Molded Rubber and Plastic Products to the Automotive Market

FOR IMMEDIATE RELEASE: February 17, 2004, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that it has signed an agreement to acquire the stock of Michigan Rubber Products, Inc. (MRP) and the stock of WEK Industries, Inc. (WEK). Total consideration including assumed debt will be approximately $60 million. The transaction is expected to close in early March, subject to customary conditions of closing. MRP and WEK are leading suppliers of molded rubber and plastic products and subassemblies to the automotive industry with combined net sales of approximately $60 million in 2003. Myers Industries expects the businesses to have a positive impact on gross margins and pretax earnings during the first year of operation.

"The products, processes, and customers from MRP and WEK fit our existing capabilities," said Stephen E. Myers, chairman and chief executive officer.

Michigan Rubber Products manufactures engineered rubber products for the automotive industry in four categories: engine air induction hoses and assemblies, noise vibration dampers, tubing components, and static seals and gaskets. MRP serves more than 70 vehicle platforms and enjoys sole-supplier status across many of those platforms. The company's more than 400 products are manufactured utilizing rubber extrusion and injection, compression, and transfer molding.

WEK Industries manufactures engineered plastic blow molded components for the automotive market and also the motorcycle and all-terrain vehicle markets. WEK's product offering includes HVAC ducts, toolboxes, reserve tanks, and air induction tubing and components. The capabilities of WEK allow the company to produce both large and small parts with precise dimensions to meet the space configurations of vehicle designs.

"Customers can continue to rely on the superior value provided by the MRP and WEK teams," said Myers.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers has 25 manufacturing facilities in North America and Europe, 40 domestic and five international distribution branches, more than 20,000 products, and more than 4,200 employees. The Company had net sales of $661.1 million in 2003. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to materially differ from those expressed or implied. Any statement that is not of historical fact may be deemed to be a forward-looking statement. Myers Industries does not undertake to update any forward-looking statements contained herein.

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